U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              slabsdirect.com, Inc.
                         ------------------------------
                 (Name of Small Business Issuer in its charter)

                                    Delaware
                                    --------
         (State or other jurisdiction of incorporation or organization)

                                   98-6218467
                               ------------------
                      (I.R.S. Employer Identification No.)

                          Suite 216, 2438 Marine Drive,
                West Vancouver, British Columbia, Canada V7V 1L2
                ------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                                 (604) 913-1883
                                 --------------
                           (Issuer's telephone number)

             Securities to be registered under Section 12(b) of the Act: __ Securities to be registered under Section 12(g) of the Act: X

              Title of each class to be so registered: Common Stock Name of each exchange on which each class is to be registered:

To simplify the language in this Registration Statement, slabsdirect.com, Inc. is referred to herein as "We," the "Company," or the "Corporation."


                                     PART I
                                     ------

                                     ITEM 1
                                     ------
                             DESCRIPTION OF BUSINESS
                             -----------------------

GENERAL
-------

We are filing this Form 10-SB on a voluntary basis in order to make our financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities on the National Association of Securities Dealers' (NASD), Over the Counter Electronic Bulletin Board. We anticipate filing an information statement with a sponsoring NASD Broker-Dealer for listing of our common stock on the OTC Electronic Bulletin Board upon completion of the comment period for this Form 10-SB filing.

We believe that by filing such Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act as well as listing our common stock on the OTC Electronic Bulletin Board, we can attract the financing necessary to implement our plan of business. We believe that investors risking venture capital may require our common stock to be publicly quoted prior to their investing, and that the existence of such a market will reduce our cost of obtaining venture capital. There is no assurance that these assumptions are correct.

BUSINESS DEVELOPMENT
--------------------

We were incorporated in the State of Delaware on January 14, 2000 for the purpose of establishing a vertical trade portal for the natural stone industry. We have one wholly-owned subsidiary, slabsdirect.com Online (B.C.) Ltd., which was incorporated in the Province of British Columbia, Canada on January 25, 2000. In April of 2000 we received our initial funding from the sale of our common stock to investors.

We have not commenced any operational activities other than initial corporate formation and capitalization, the selection and acquisition of our domain name, www.slabsdirect.com, the preparation of preliminary design specifications for our vertical trade community and the development of a beta Website.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF ISSUER
------------------

We have developed a vertical trade portal for the natural stone industry. slabsdirect.com will provide a platform for our users to research, source, contact and purchase natural stone products, equipment and services.

Principal Products or Services and their Markets
------------------------------------------------

We plan to develop our vertical trade portal into four areas: an auction marketplace; industry classifieds; industry news; and industry links. We plan to generate revenues on a commission basis from sales transactions made through the auction marketplace, while the other three areas are designed to draw traffic to our vertical trade portal. We also plan to sell advertising space on our Website.

Our management believes that the focus of our vertical trade portal should be on delivering ease of use and convenience combined with capabilities designed to personalize business transacted over the Internet. To accomplish this goal, we have retained the services of a Website development company. We have established a beta vertical trade portal at www.slabsdirect.com. Upon obtaining adequate financing, we plan to refine this portal, include additional content and begin marketing our services.

Auction Marketplace

The cornerstone of our plan is the development of an online auction marketplace for natural stone products, equipment and related items. The auction marketplace will host auctions of these products by registered members over the Internet. Related services provided to members are planned to include credit verification, delivery scheduling, inspection services and payment settlement. We plan to implement these features upon obtaining adequate financing.

Industry Classifieds

Our classified system allows users to post classified advertisements on the Internet, including new and used stone fabricating equipment, employment opportunities, transportation services, and natural stone products.

We have implemented a beta classified systems on our vertical trade portal which allows users to place an advertisement independently by completing and submitting a form online. We plan to augment this service in future to allow users continued access to their advertisement in order to edit the advertisement. No commissions will be charged by slabsdirect.com on the sale of any products advertised on our classified system. However, we believe that we may be able to charge fees for advertisements once our portal is firmly established in the industry.

Industry News

We have established a preliminary industry news center relating to the natural stone industry on our vertical trade portal. The industry news center is designed to cater to the needs of architects, designers, construction professionals, home owners and natural stone fabricators. We plan to supply information and news on the following subjects:

    o        Industry Events and Trade Shows
    o        Industry Awards
    o        Information on Natural Stone Care Products
    o        Information on Stoneworking Machinery
    o        Information on Installation Techniques
    o        Information on Natural Stone Design

We plan to license the content required for our industry news center from other Websites and industry publications.

Industry Directory

Our vertical trade portal also provides a directory of industry specific links to other Websites on the Internet which will allow the natural stone enthusiast to conveniently move through our portal to other Websites. We plan to index these links geographically in order to assist the user in obtaining geographically relevant information. To date, links have been established for the following categories:

    o        Design Resources
    o        Trade Associations
    o        Trade Shows

Market

According to the U.S. Department of Commerce, U.S. imports of natural stone totaled over $519.78 million in 1998 as compared to $418.35 million in 1993 for a 24% increase in stone imports over the five-year period. Granite showed the most dramatic increase, rising from a cumulative import value of nearly $109.4 million in 1993 to $173.63 million in 1998, an increase of 59%. This increase can largely be attributed to an increasing preference by homeowners to use granite as a countertop material, taking some of the market share away from man-made materials. Informstone Consulting has estimated the size of the global natural stone market in the U.S. in 1998 to be 60 million tonnes worth USD$20 billion. We plan to service this market with our vertical trade portal.

We plan to create consumer awareness and create branding of our Web site through some or all of the following methods:

    o        Internet
    o        Radio
    o        Print Ad
    o        Public Relations

    o        Television
    o        Trade Shows
    o        Other Advertising

We expect that we will require additional funding of approximately $500,000 in order to implement our plan of business.

Distribution Methods of Products or Services
--------------------------------------------

We plan to offer access to our vertical trade portal free of charge to Internet users. However, to participate in the auction marketplace users will be required to first register with us. Our vertical trade portal will also provide regularly updated industry-related news. The use of updated news, together with numerous color photographs, is intended to capture the attention of Internet users interested in natural stone.

We plan to generate revenues on a commission basis from sales transactions made through the auction marketplace. In addition, upon our vertical trade community reaching critical mass, we intend to begin selling advertising space on the pages of our portal and charging fees for classified advertisements.

Status of Any Publicly Announced New Product or Service
-------------------------------------------------------

Other than as described under this heading, the Company has no new product or service planned or announced to the public.

Competitive Business Conditions and the Small Business Issuer's Competitive
---------------------------------------------------------------------------
Position in the Industry and Methods of Competition
---------------------------------------------------

The market for Internet products and services is highly competitive. There are no substantial barriers to entry in these markets, and our management expects that competition will continue to intensify.

We will compete with other entities which maintain similar commercial Websites including stoneworld.com, natural-stone.com, stone-network.com, stonelibrary.com, stoneinfo.com, and stoneindustry.com. We will also compete against traditional bricks and mortar natural stone brokers. In addition, all major natural stone equipment manufacturers and quarries have their own Websites and many have recently launched or announced plans to launch online buying services. Such companies may already maintain or may introduce Websites which will compete with ours.

We cannot assure that we can compete successfully against current or future competitors, many of which have substantially more capital, existing brand recognition, resources and access to additional financing. In addition, competitive pressures may result in increased marketing costs, decreased Website traffic or loss of market share, or otherwise may materially and adversely affect our business, results of operations and financial condition. See "Risks" for additional information regarding competitive conditions which may adversely effect our business.

Sources and Availability of Raw Materials and Names of Principal Suppliers
--------------------------------------------------------------------------

To establish our vertical trade portal we have retained the services of Servo Technology Management, a Website development company located in Vancouver, British Columbia. We expect that Servo Technology Management will be able to develop and establish our vertical trade portal in a timely and cost-effective manner. However, we have identified numerous alternative Website development providers which can meet our needs, if required.

Our management also plans to establish relationships with manufacturers and distributors of natural stone products in North America and Europe in order to cross promote our vertical trade portal and develop awareness for our auction marketplace. While we have no such relationships at present, our management feels confident that it will be able to establish these relationships by drawing on past experience in the natural stone industry. Failure to establish these relationships would have a material adverse effect upon our plan of business.

Our management also plans to create the initial information content used at our vertical trade portal by drawing on past experience in the commercial stone industry. We plan to hire new employees to internally create and then expand the content of our Website, utilize linking software to incorporate other Websites' free information directly into our "host" site, and contract for licensed content from other Websites whenever needed. Our business plan includes a budget of $50,000 per year for licensing fees, which our management believes is adequate for our needs. While we have no current licensing contracts with Internet content providers, our management is familiar with existing Internet content providers and we plan to enter into licensing agreements with Internet content providers per our business plan after raising capital.

Dependence on One or a Few Major Customers
------------------------------------------

We intend to generate revenue from commissions on sales of natural stone made through the auction marketplace on our Website. In the future, we may also generate revenue from fees charged for classified advertisements. We expect that our customers will be broad based and we will not depend on any one or a few major customers.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or
------------------------------------------------------------------------------
Labor Contracts, Including Duration
-----------------------------------

We own our Internet domain name and we plan to apply for U.S. trademark protection upon obtaining adequate financing. We have established a beta Website at www.slabsdirect.com. We plan to license Website content information as part of our business plan, but we have no current licensing arrangements and we have not commenced licensing negotiations with any entity. We have no current plans for any additional registrations such as patents, other trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for any additional copyrights, trademark or patent applications on an ongoing basis as new intellectual property is created for our Website.

Need for Government Approval of Principal Products or Services
--------------------------------------------------------------

We are not required to apply for or have any government approval for our proposed products or services.

Effect of Existing or Probable Governmental Regulations on the Business
-----------------------------------------------------------------------

We are not currently subject to direct federal, state, provincial or local regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services. We do not plan to provide customer information to third parties and, therefore, do not anticipate any current or proposed legislation relating to online privacy to directly affect our proposed activities to a material extent.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of those laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for our proposed products or services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

Estimate of the Amount Spent During Each of the Last Two Fiscal Years on
------------------------------------------------------------------------
Research and Development Activities, and if Applicable the Extent to Which the
------------------------------------------------------------------------------
Cost of Such Activities are Borne Directly by Customers
-------------------------------------------------------

Since inception, we have not expended any funds for research and development costs other than the payment of $1,029 to Servo Technology Management for website development.

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

Costs and Effects of Compliance with Environmental Laws
-------------------------------------------------------

We have not expended any funds for compliance with environmental laws and do not anticipate our business plan will encompass any such compliance requirements.

Number of Total Employees and Number of Full Time Employees
-----------------------------------------------------------

We currently have no full-time employees and one part-time employee, Steven Bruk, who is our sole officer and director. Mr. Bruk is involved in other business activities to which the devotes substantially all of his time and participates in the running of the Company on a part-time basis as needed. Mr. Bruk has been paid a consulting fee of $675 per month since January, 2000. Hiring of other management, staff and consultants will occur incrementally as funds become available and the need arises. We have no collective bargaining agreements or employment agreements in existence.

REPORTS TO SECURITY HOLDERS
---------------------------

Our bylaws do not require the delivery of an annual report to our shareholders and we have no present plans to provide an annual report to our shareholders. As stated at the beginning of this filing on page 2, we are voluntarily filing this Form 10-SB in order to make our financial information equally available to any interested parties or investors. We will be subject to the disclosure rules of Regulation S-B for a small business issuer under the Securities Act of 1933 and the Securities Exchange Act of 1934. We anticipate we will become subject to disclosure filing requirements effective sixty days after the date the Securities and Exchange Commission accepts this original Form 10-SB filing, and, after that date, will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, we will be required to file current reports and proxy and information statements from time to time as required.

The public may read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with SEC.

RISKS
-----

While our management believes its estimates of projected occurrences and events are reasonable, there can be no guarantees or assurances that the results anticipated will occur. Despite our management's belief that we can effectively compete because of our past experience in the natural stone market, our ability to succeed will depend upon a number of factors, including our ability to secure funding, create consumer awareness and branding of our Website, assemble and then periodically enhance our Website quickly enough to encourage users to increase time spent at the site, and develop and implement a delivery function for natural stone products ordered through our Website.

Investors in our securities should be particularly aware of the inherent risks associated with our planned Internet business. These risks include a lack of a proven market for our Website, lack of equity funding, and our size compared to the size of our competitors. Although our management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with our plan of business, there can be no assurance that such efforts will be successful. Our management has no liquidation plans should we be unable to receive funding. Should we be unable to implement our business plan, our management would investigate all options available to retain value for the shareholders. Among the options that would be considered are the acquisition of another product or technology, or a merger with or acquisition of another business entity that has revenue and/or long-term growth potential. However, we have no pending arrangements, understandings or agreements with outside parties for acquisitions, mergers or any other material transactions.

We plan to grow rapidly and this growth is likely to place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our future employees.

Our performance and future operating results are substantially dependent on the continued service and performance of our current management. We intend to hire a relatively small number of additional technical and marketing personnel in the next year. Competition for such personnel is intense, and there can be no assurance that the Company will be able attract or retain highly-qualified technical and managerial personnel in the future. The loss of our current management or the inability to attract and retain the necessary technical and marketing personnel could have a material adverse effect upon our business, financial condition, and operating results. Our success also depends on developing a highly trained sales force and telesales group. We will need to hire additional personnel as our business grows. A shortage in the number of trained salespeople could limit our ability to establish sales.

Our current officer, Mr. Bruk, is our sole officer and director and has control in directing our activities. He is involved in other business activities and may, in the future, become involved in additional business opportunities. If a specific business opportunity becomes available to Mr. Bruk, he may face a conflict of interest. We have not formulated a plan to resolve any conflicts that may arise. While the Company and our sole officer and director have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, he has advised the Company that he will limit his roles in all other business activities to the role of a passive investor and devote his full time services to the Company after we raise capital of $500,000 through the sale of securities through a private placement and are able to provide adequate salaries.

Our management plans to establish relationships with manufacturers and distributors of natural stone products in North America and Europe under which we will provide on-line commercial facilities for the sale of these products through our auction marketplace. Failure to establish these relationships would have a material adverse effect upon our plan of business.

We plan to rely in part on revenues generated from the sale of advertising for a portion of our revenues. If we do not develop advertising or other sources of revenues our business may be materially adversely affected. The growth of Internet advertising requires validation of the Internet as an effective advertising medium. This validation has yet to fully occur. Acceptance of the Internet among advertisers will also depend on growth in the commercial use of the Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, our business, financial condition and operating results could be materially adversely affected. No standards have been widely accepted to measure the effectiveness of Internet advertising. If such standards do not develop, existing advertisers may not continue their current levels of Internet advertising and advertisers who are not currently advertising on the Internet may be reluctant to do so. Our business, financial condition and operating results would be adversely affected if the market for Internet advertising fails to develop or develops slower than expected. Competition for Internet advertising and customers is intense and we expect that competition will continue to intensify. Barriers to entry are minimal, and competitors can launch new Websites at a relatively low cost. We will compete for a share of a customer's advertising budget with online services and traditional off-line media, such as print and trade associations. Our business model depends, in part, upon our ability to deliver Internet content about the natural stone industry that will attract users with demographic characteristics valuable to advertisers. If we are unable to develop Internet content that attracts a loyal user base possessing demographic characteristics attractive to advertisers, it could have a material adverse effect on our business, financial condition and operating results.

We do not have any operating history upon which you may evaluate us. Our revenue model is untested. In the future, we hope to generate revenue from commissions on sales of natural stone products through our vertical trade portal. If we do not generate such revenue, our business, financial condition and operating results will be materially adversely affected.

To date, we have not generated any revenue. We may never generate revenue or become profitable or, if we become profitable, we may be unable to sustain profitability. We expect to incur significant losses for the foreseeable future. Our lack of operating history makes predicting our future operating results, including operating expenses, difficult. We plan to generate revenue from electronic commerce. If we do not generate revenue from electronic commerce, our business, financial condition and operating results would be materially adversely affected. If electronic commerce does not grow or grows slower than expected, our business will suffer. Our long-term success depends on acceptance of electronic commerce within the construction industry.

A number of factors could prevent such acceptance, including the following:

     o Electronic commerce is at an early stage and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors
     o The necessary network infrastructure for substantial growth in usage of the Internet may not be adequately developed

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

     o Increased government regulation or taxation may adversely affect the viability of electronic commerce
     o Insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times
     o Adverse publicity and consumer concern about the security of electronic commerce transactions could discourage our acceptance and growth

Competition for Internet products and services is intense. We expect that competition will continue to intensify. Barriers to entry are minimal, and competitors can launch new Websites at a relatively low cost. Several companies offer competitive vertical trade communities and we expect that additional companies will offer competing vertical trade communities on a standalone or portfolio basis.

Our competitors may develop Internet products or services that are superior to, or have greater market acceptance than, our vertical trade portal. If we are unable to compete successfully against our competitors, our business, financial condition and operating results will be adversely affected.

Virtually all of our competitors have greater brand recognition and greater financial, marketing and other resources than ours. This places us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives.

Our future success depends upon our ability to deliver compelling Internet content about the natural stone industry that will attract users who will in turn purchase natural stone products through our auction marketplace. If we are unable to develop Internet content that attracts a loyal user base, it could have a material adverse effect on our business, financial condition and operating results. Internet users can freely navigate and instantly switch among a large number of Websites. Many of these Internet sites offer original content. Thus, it may be difficult for us to distinguish our content and attract users.

To be successful, we must establish and strengthen the brand awareness of the "slabsdirect.com" brand. We believe that brand recognition will become more important in the future with the growing number of Internet sites. Our brand awareness could be diluted, which could adversely affect our business, financial condition and operating results if users do not perceive our products and services to be of high quality.

Proprietary rights are important to our success and our competitive position. We have not applied for any trademarks, though we intend to do so in the future. There is no guarantee that our applications, when made, will be accepted. Although we seek to protect our proprietary rights, our actions may be inadequate to protect any trademarks and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries.

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

We currently hold the Internet Web address www.slabsdirect.com. We may not be able to prevent third parties from acquiring Web addresses that are similar to our address, which could materially adversely affect our business, financial condition and operating results. The acquisition and maintenance of Web addresses generally is regulated by governmental agencies and their designees. The regulation of Web addresses in the United States and in foreign countries is subject to change. As a result, we may not be able to acquire or maintain relevant Web addresses in all countries where we plan to conduct business. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is unclear.

We believe that concern regarding the security of confidential information transmitted over the Internet, such as credit card numbers, prevents many potential customers from engaging in online transactions. If we do not add sufficient security features to our vertical trade portal, it may not gain market acceptance or there may be legal exposure to us. We plan to include basic security features in our vertical trade portal to protect the privacy and integrity of customer data.

Our market is new and rapidly evolving. Our business would be adversely affected if Internet usage does not continue to grow. Internet usage may be inhibited by a number of reasons, such as:

    o        Infrastructure
    o        Security concerns
    o        Inconsistent quality of service
    o        Lack of availability of cost-effective, high-speed service

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance or reliability may decline. In addition, Websites may from time to time experience interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of our vertical trade portal, could be adversely affected.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Any system interruptions that cause our Website to be unavailable to Web browsers may reduce our attractiveness to advertisers and could materially adversely affect our business, financial condition and operating results. We maintain most of our computer systems in a Web-hosting facility in West Vancouver, British Columbia. We do not have back-up or redundant facilities for our computer systems. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events.

Our market is characterized by rapid technological change and frequent new product announcements. If we are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results will be materially adversely affected. To be successful, we must adapt to our rapidly changing market by continually improving the responsiveness, services and features of our vertical trade portal and by developing new features to meet customer needs. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our existing services and develop new services and technology that address the needs of our customers. We will also need to respond to technological advances and emerging industry standards in a cost-effective and timely basis.

                                     ITEM 2
                                     ------
                                PLAN OF OPERATION
                                -----------------

Our current working capital is $6,500. Our management believes the current cash balance is sufficient to fund the current minimum level of operations through August 31, 2000, however, in order to advance our business plan we must raise capital through the sale of equity securities. To date, the Company has sold $25,746 in equity securities and used approximately $4,400 for management fees, $11,000 for consulting and legal fees, $3,000 for rent and other office expenses, and $1,000 for development costs. Sales of our equity securities have allowed the Company to maintain a positive cash flow balance.

Our plan of business encompasses the following steps to establish our vertical trade portal: raise capital of $500,000 through the sale of equity securities via a private placement during months one through six, during months seven through twelve budget $100,000 for development of our Website (including $50,000 for content materials and licenses), $30,000 for one marketing manager to handle advertising and sponsor revenues, $20,000 for one office staff assistant, $100,000 for purchase of computers and fixed assets, $200,000 for advertising, and $50,000 for rent and other operating expenses.

Management has made initial progress in implementing its business plan by registering its Internet domain name on the Internet and setting up a beta Website - www.slabsdirect.com. We will only be able to continue to advance our business plan after we receive capital funding through the sale of equity securities. After raising capital, our management intends to hire employees, rent commercial office space in Vancouver, British Columbia, purchase furniture and equipment, continue development of our Website operations and establish commercial relationships with natural stone producers, distributors and content providers. We intend to use our equity capital to fund our business plan during the next twelve months as cash flow is not estimated to begin until year two of our business plan. We will face considerable risk in each of our business plan steps, such as difficulty of hiring competent personnel within our budget, longer than anticipated Website programming requirements, and a shortfall of funding due to our inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank and funds loaned by management. Our officers and directors have no formal commitments or arrangements to advance or loan funds to us. In such a restricted cash flow scenario, we would be unable to complete our business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, we may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

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

There are no current plans for additional product research and development. We plan to purchase approximately $150,000 in furniture, computers, software, Internet content materials and related licenses during the next twelve months from proceeds of our equity security sales. Our business plan provides for an increase to 2 employees during the next twelve months.

                                     ITEM 3
                                     ------
                             DESCRIPTION OF PROPERTY
                             -----------------------

We currently operate out of space located at Suite 216, 2438 Marine Drive, West Vancouver, British Columbia, Canada V7V 1L2 which is leased by our management. The leased space is a total of 354 square feet of space for which we are charged $340 per month. We believe that this space is sufficient at this time and we plan to seek additional space upon completion of an equity financing.

We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

We do not intend to have any materially important properties. We are not subject to any competitive conditions for property and currently have no property to insure.

                                     ITEM 4
                                     ------
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

As of June 1, 2000 there were 9,999,600 shares of our common stock, $0.0001 par value outstanding. The following tabulates holdings of shares of the Company by each person who, as of June 1, 2000, holds of record or is known by us to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners:

Title of Class             Name & Address                       Amount              Nature       Percent
--------------             --------------                       ------              ------       -------
Common Stock               Steven J. Bruk                       7,500,000           Direct         75%
                           #216, 2438 Marine Drive
                           West Vancouver, BC
                           V7V 1L2

Security Ownership                                              7,500,000                          75%
of Management:

Change of Control
-----------------

There are currently no arrangements which would result in a change of control of the Company.

                                     ITEM 5
                                     ------
          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
          ------------------------------------------------------------

Steven J. Bruk, 34 years of age, is our only director. Mr. Bruk has served in this capacity since January 14, 2000 and his term expires at the next annual meeting declared by our Board of Directors when successors are elected and qualified. Mr. Bruk is also our sole officer, holding the positions of President, Secretary and Treasurer since January 14, 2000, and his terms expire when successors are elected and qualified.

Since October 1998 Mr. Bruk has been providing technology and marketing consulting services to a number of businesses, including Eduverse.com, a company engaged in developing and marketing software programs to assist non-english speaking students in learning spoken english. From September 1996 to October 1998 Mr. Bruk was a commercial realtor with Royal Lepage Commercial, Inc. From September 1993 to September 1996 Mr. Bruk founded and operated Silverado Stone Inc., an importer and value-added manufacturer of marble, granite and limestone products. Mr. Bruk holds a Bachelor's degree from Bishop's University in Lennoxville, Quebec.

We currently have no significant employees and none are anticipated. There are no family relationships among our directors, executive officers, or nominees for such positions. Our directors and executive officers, promoters or control persons have not been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

                                     ITEM 6
                                     ------
                             EXECUTIVE COMPENSATION
                             ----------------------

Name                Position     Year      Salary    Bonus      Other    Stock    Options    L/TIP   All Other
----                --------     ----      ------    -----      -----    -----    -------    -----   ---------
Steven J. Bruk      President    2000      $2,700       0         0         0         0        0          0

We have no employment agreement with our executive officer. Our executive officer has been paid a management fee of $675 per month beginning in January, 2000.

                                     ITEM 7
                                     ------
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                 ----------------------------------------------

We have not entered into and do not intend to enter into any transactions with our management or any nominees for such positions. We have not entered into and do not intend to enter into any transactions with beneficial owners of more than 5% of our issued and outstanding share capital. Since inception, we have not entered into any transactions with promoters.

Our management is involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, our management may face a conflict in selecting between the Company and their other business interests. We have not formulated a policy for the resolution of such conflicts. While the Company and our sole officer and director have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, he has advised the Company that he will limit his roles in all other business activities to the role of a passive investor and devote his full time services to the Company after we raise capital of $500,000 through the sale of securities through a private placement and are able to provide adequate salaries.

                                     ITEM 8
                                     ------
                            DESCRIPTION OF SECURITIES
                            -------------------------

The following statements constitute brief summaries of our Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

Common Stock
------------

Our Certificate of Incorporation authorizes us to issue up to 30,000,000 common shares, $0.0001 par value per common share. There are currently 9,999,600 shares of common stock outstanding. All outstanding common shares are legally issued, fully paid and non-assessable. Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

There are no limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Delaware Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Our common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Preferred Stock
---------------

Our Certificate of Incorporation authorizes us to issue up to 5,000,000 shares of preferred stock, $0.0001 par value per share. There are currently no shares of preferred stock outstanding. Our Certificate of Incorporation provides that the Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by the Delaware statutes, to fix by resolution the voting power, designations, preferences and relative participation, special rights and the qualifications, limitations or restrictions of the shares of any series so established.

The provisions of our Certificate of Incorporation relating to preferred stock allow our directors to issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to our common stock. The issuance of preferred stock with such rights may make the removal of management difficult even if such removal would be considered beneficial to shareholders generally and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

There are no other material rights of the common or preferred shareholders not included herein. There is no provision in our Certificate of Incorporation or Bylaws that would delay, defer or prevent a change in control of the Company.

Debt Securities
---------------

We have not issued debt securities.


                                     PART II
                                     -------

                                     ITEM 1
                                     ------
                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                -------------------------------------------------
                   COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
                   -------------------------------------------

Market Information
------------------

There is no established public trading market for our securities. However, in the next six months we plan to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers, Inc. The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

We have not issued and options or warrants to purchase, nor have we issued any securities convertible into, our share capital.

7,500,000 shares of our outstanding common stock are held by our sole director and officer, Steven Bruk, and are restricted securities. The remaining 2,499,600 shares of our outstanding common stock are held by non-affiliates. The restricted securities (as defined under Rule 144 of the Securities Act) may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Under Rule 144, directors, executive officers and persons or entities they control or who control them may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and rules regarding the availability of public information about us.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

We have no plans to register any of our securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

Holders
-------

As of the date of this registration, we had 25 holders of record of our Common Stock. We currently have one class of common stock outstanding and no preferred stock outstanding.

Dividends
---------

We have not paid any dividends since our inception. We have no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.

                                     ITEM 2
                                     ------
                                LEGAL PROCEEDINGS
                                -----------------

We are not a party to any legal proceedings or pending legal proceedings. We are not aware of any contemplated legal proceeding by a governmental authority involving the Company.

                                     ITEM 3
                                     ------
                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ---------------------------------------------

Since inception of the Company, we have had no disagreement, resignation or dismissal of the principal independent accountant for the Company. N.I. Cameron Inc., Chartered Accountants, have audited our financial statements for the period ending April 30, 2000.

                                     ITEM 4
                                     ------
                     RECENT SALES OF UNREGISTERED SECURITIES
                     ---------------------------------------

On January 14, 2000, we issued 7,500,000 shares of our common stock to our director and officer in exchange for cash proceeds of $750. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by virtue of being a transaction not involving any public offering. On April 17, 2000 we issued 2,499,600 shares of our common stock to 24 investors in exchange for $24,996. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act by virtue of being a limited offer and sale of securities not exceeding $1,000,000.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

                                     ITEM 5
                                     ------
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS
                    -----------------------------------------

Our Certificate of Incorporation provides that no director of the Company shall have liability to the Company or our stockholders or to any other security holders for monetary damages for breach of a fiduciary duty as a director; provided, however, that such provisions shall not eliminate or limit the liability of a director to the Company or to our shareholders or other security holders for monetary damages for: (i) any breach of the director's duty of loyalty to the Company or to our shareholders or other security holders; (ii) acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of the law by such director; (iii) acts by such director as specified by the Delaware General Corporation Law; or (iv) any transaction from which such director derived an improper personal benefit.

No officer or director shall be personally liable for any injury to any person or property arising out of a tort committed by an employee of the Company giving rise to the injury or unless such officer or director committed a criminal offense. The protection afforded in the preceding sentence shall not restrict other common law protections and rights that an officer or director may have.

At this time, no statute or provision of Certificate of Incorporation, the Bylaws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of the Company which would affect his or her liability in that capacity.

                                    PART F/S
                                    --------

The audited financial statement of the Company for the period ended April 30, 2000 and related notes which are included in this registration statement have been examined by N.I. Cameron Inc., Chartered Accountants, and have been included in reliance upon the opinion of such accountants given upon their authority as experts in auditing and accounting.

                                    PART III
                                    --------

                                    EXHIBITS
                                    --------

INDEX TO EXHIBITS                                                                       PAGE
-----------------                                                                       ----
Exhibit 1         Underwriting Agreement                                                 N/A

Exhibit 2         Plan of Acquisition, Reorganization, Arrangement,
                  Liquidation, Etc.                                                      N/A

Exhibit 3         Certificate of Incorporation
                  Bylaws

Exhibit 4         Instruments Defining the Rights of Security Holders                    Above

Exhibit 5         Voting Trust Agreement                                                 N/A

Exhibit 6         Material Contracts                                                     N/A

Exhibit 7         Letter on Accountant Change                                            N/A

Exhibit 8         Information on Subsidiaries                                            N/A

Exhibit 9         Power of Attorney                                                      N/A


                                   SIGNATURES
                                   ----------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        /s/ Steven J. Bruk
                                                        ------------------
                                                        By:  Steven J. Bruk
                                                        Title: President
                                                        Date: 06/27/00

                          REPORT OF INDEPENDENT AUDITOR





To the Director of
slabsdirect.com, Inc.


We have audited the accompanying consolidated balance sheet of slabsdirect.com, Inc. (a development stage enterprise) as of April 30, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the initial period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of slabsdirect.com Inc. at April 30, 2000, and the results of its operations and its cash flows for the initial period then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage, has no established source of revenue and is dependent on its ability to raise capital from stockholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                  "N.I. Cameron Inc."

Vancouver, Canada,                                CHARTERED ACCOUNTANTS
June 19, 2000


                              slabsdirect.com, Inc.
                        (a development stage enterprise)
                           Consolidated Balance Sheet
                                 April 30, 2000

                           (expressed in U.S. dollars)


                                     ASSETS
CURRENT
     Cash                                                          $ 13,625
     Accounts receivable                                                 71    $ 13,696
                                                                   --------    ========



                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued liabilities                                  $  2,540
                                                                               --------


STOCKHOLDERS' EQUITY
     Share capital (Note 3)
         Common stock - $0.0001 par value
         30,000,000 authorized; 9,999,600 issued and outstanding                  1,000
         Preferred stock - $0.0001 par value
           5,000,000 authorized                                                      --
         Additional paid-in capital                                              24,746
         Deficit accumulated in the development stage                           (14,590)
                                                                               --------

                                                                                 11,156
                                                                               --------

                                                                               $ 13,696
                                                                               ========

   The accompanying notes are an integral part of these financial statements.

                              slabsdirect.com, Inc.
                        (a development stage enterprise)
                      Consolidated Statement of Operations
                       For the Initial Period from date of
                Incorporation January 14, 2000 to April 30, 2000

                           (expressed in U.S. dollars)



OPERATING EXPENSES

     Consulting fees                                           $       5,350
     Professional fees                                                 3,102
     Management fees                                                   2,889
     Office and miscellaneous                                          2,220
     Development costs                                                 1,029
                                                              --------------

LOSS FROM OPERATIONS                                           $     (14,590)
                                                              ==============




   The accompanying notes are an integral part of these financial statements.



                              slabsdirect.com, Inc.
                        (a development stage enterprise)
                 Consolidated Statement of Stockholders' Deficit
                       For the Initial Period from date of
                Incorporation January 14, 2000 to April 30, 2000

                           (expressed in U.S. dollars)


                                                                                               Deficit
                                                                                             Accumulated
                                                                                               in the
                                           Number of                       Additional        development
                                            Shares          Amount       Paid-in Capital        Stage           Total
                                     ------------------------------------------------------------------------------------
Issuance of common stock                     9,999,600       $ 1,000           $  24,746      $       -         $ 25,746

Loss for the period                                  -             -                   -        (14,590)         (14,590)

                                     ------------------------------------------------------------------------------------
Balance, April 30, 2000                      9,999,600       $ 1,000           $  24,746      $ (14,590)        $ 11,156
                                     ====================================================================================



   The accompanying notes are an integral part of these financial statements.


                              slabsdirect.com, Inc.
                        (a development stage enterprise)
                      Consolidated Statement of Cash Flows
                       For the Initial Period from date of
                Incorporation January 14, 2000 to April 30, 2000

                           (expressed in U.S. dollars)



OPERATING ACTIVITIES
  Loss for the period                                                                               $ (14,590)
  Add (Deduct): Changes in operating assets and liabilities
           Accounts receivable                                                                            (71)
           Accounts payable and accrued liabilities                                                     2,540
                                                                                            ------------------
  Net cash used in operating activities                                                               (12,121)
                                                                                            ------------------

FINANCING ACTIVITIES
  Issuance of share capital                                                                            25,746
                                                                                            ------------------
  Net cash provided by financing activities                                                            25,746
                                                                                            ------------------

NET CHANGE IN CASH DURING THE PERIOD AND
  CASH AT END OF PERIOD                                                                             $  13,625
                                                                                            ==================


   The accompanying notes are an integral part of these financial statements.

                              slabsdirect.com, Inc.
                        (a development stage enterprise)
                   Notes to Consolidated Financial Statements
                                 April 30, 2000



1.   FORMATION AND BUSINESS OF THE COMPANY

     slabsdirect.com, Inc. (the "Company") was incorporated in Delaware, U.S.A. on January 14, 2000.

     The Company is a development stage enterprise and its purpose is to establish a vertical trade portal on the Internet for the natural stone industry. The Company intends to provide a platform for users to research, source, contact and purchase natural stone products and services.

     These financial statements include the accounts of the Company and its wholly-owned subsidiary slabsdirect.com Online (B.C.) Ltd. (the "Subsidiary"). The Subsidiary was incorporated in the Province of British Columbia, Canada on January 25, 2000.

     Going concern
     The accompanying consolidated financial statements have been presented assuming the Company will continue as a going concern. At April 30, 2000, the Company had accumulated $14,590 in losses and had no material revenue producing operations. At the date of this report, the Company's ability to continue as a going concern is dependent upon its ability to raise additional capital.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     Income taxes
     The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance in respect of amounts considered by management to be less likely than not of realization in future periods.

                              slabsdirect.com, Inc.
                        (a development stage enterprise)
                   Notes to Consolidated Financial Statements
                                 April 30, 2000




2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     Foreign currency translation
     Unless otherwise stated, all amounts are in United States dollars. The functional currency of the Subsidiary is the Canadian dollar. Hence, all asset and liability amounts have been translated using the exchange rate as at April 30, 2000 and all expenses have been translated using the average exchange rate for the period. The rates used were as follows:

     (equivalent Cdn $ per U.S. $)

     April 30, 2000 rate        .6756
     Average rate for the period        .6862


3.   SHARE CAPITAL

     Holders of the common stock are entitled to one vote per share and share equally in any dividends declared and distributions on liquidation.

4.   RELATED PARTY TRANSACTIONS

     During the period, the Company paid management fees of $2,889 and office expenses of $1,444 to a stockholder of the Company. These transactions have been recorded using the exchange amount.

5.   FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     The Company's financial instruments consist of cash, accounts receivable and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

                                 EXHIBIT INDEX



EXHIBIT NO.              DESCRIPTION
-----------              -----------


Exhibit 3(i)      Certificate of Incorporation
Exhibit 3(ii)     Bylaws